Schedule 13D Amendment No. 16
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 16)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          Majesco Entertainment Company
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    784495103
                                  -------------
                                 (CUSIP Number)

                        Trinad Capital Master Fund, Ltd.
                      2121 Avenue of the Stars, Suite 1650
                              Los Angeles, CA 90067
                                 (310) 601-2500
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 14, 2006
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Capital Master Fund, Ltd.    98-0447604
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS WC
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          2,770,932
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,770,932
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,770,932
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Management, LLC      20-0591302
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          2,770,932
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,770,932
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,770,932
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.74%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IA
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Capital LP    20-0593276
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          2,493,839
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,493,839
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,839
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON PN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Trinad Advisors GP, LLC     20-0591650
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS AF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          2,493,839
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER

                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        2,493,839
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,493,839
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.57%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON OO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert S. Ellin
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS PF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  33,856
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          3,125,486 (1)
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER
                        33,856
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        3,125,486 (1)
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,159,342 (1)
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.39%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IN
------------------------------------------------------------------------------

------------------------------------
(1) Includes (A) 2,770,932 shares of Common Stock owned by the Trinad Capital Master Fund, Ltd. (the "Master Fund"); (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and
(D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Nancy J. Ellin
------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS PF
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  47,656
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING          340,754(2)
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER
                        47,656
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        340,754(2)
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 388,410(2)
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.65%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON IN
------------------------------------------------------------------------------

------------------------------------
(2) Includes (A) 33,856 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Plan. Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned individually by Mr. Ellin, and owned directly by Mr. Ellin and the Plan.

                                  SCHEDULE 13D
CUSIP No. 784495103
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Atlantis Equities, Inc.
 -----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)
   (b) X (joint filers)
------------------------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------------------------
4)      SOURCE OF FUNDS WC
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION New York
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  225,456
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER
                        225,456
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,456
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.96%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 784495103
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert S. Ellin Profit Sharing Plan
 -----------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)
    (b) X (joint filers)
------------------------------------------------------------------------------
3)  SEC USE ONLY
------------------------------------------------------------------------------
4)  SOURCE OF FUNDS OO
------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
------------------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES                  81,442
BENEFICIALLY    --------------------------------------------------------------
OWNED BY        8       SHARED VOTING POWER
EACH REPORTING
PERSON WITH     --------------------------------------------------------------
                9       SOLE DISPOSITIVE POWER
                        81,442
                --------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,442
------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.35%
------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON OO
------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 160 Raritan Center Parkway, Edison, New Jersey 08837.

     Item 2. Identity and Background.

(a), (c)

This Schedule 13D/A is being filed by:

(i) Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii) Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP. As of the date hereof, Trinad Capital LP is the owner of 90% of the issued and outstanding shares of the Trinad Capital Master Fund, Ltd.

(iii) Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iv) Trinad Advisors GP, LLC, a Delaware limited liability company and the general partner of Trinad Capital LP, which is principally engaged in serving as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v) Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager and the managing member of Trinad Advisors GP, LLC, the general partner of Trinad Capital LP, a principal stockholder of Trinad Capital Master Fund, Ltd., and the managing member of Trinad Management, LLC, the manager of the Trinad Capital Master Fund, Ltd.

(vi) Nancy J. Ellin, an individual, whose principal occupation is to serve as the sole officer and director and the sole shareholder of Atlantis Equities, Inc.

(vii) Atlantis Equities, Inc., a New York corporation that is a merchant banking firm.

(viii)    Robert S. Ellin Profit Sharing Plan, a trust fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, and Trinad Advisors GP, LLC are collectively referred to as the "Fund."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of all shares of Common Stock to which such Reporting Person does not have a pecuniary interest.

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd., Trinad Capital LP, Trinad Management, LLC, Trinad Advisors GP, LLC, and Robert S. Ellin is 2121 Avenue of the Stars, Suite 1650, Los Angeles, California 90067.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Robert S. Ellin is a United States citizen.

Nancy J. Ellin is a United States citizen.

     Item 3. Source and Amount of Funds or Other Consideration.

     Since the date of amendment number 15 to this Schedule 13D, the Master Fund used $142,908.23 of investment capital to purchase an aggregate of 100,867 shares of Common Stock and received $542,000 from the sale of an aggregate of $400,000 shares of Common Stock.


     Item 4. Purpose of Transaction.

     This Schedule 13D/A is being filed to reflect the acquisition and disposition of common stock, $0.001 par value per share (the "Common Stock") of Majesco Entertainment Company (the "Issuer") since the date of the filing of amendment number 15 to this Schedule 13D by one or more of the Reporting Persons.

     Item 5. Interest in Securities of the Issuer.

     (a)

(i) The percentages used herein and are calculated based on the 23,597,534 shares of Common Stock reported by the Issuer to be issued and outstanding as of September 26, 2006 in the Issuer's latest Form 10-K/A, as filed with the Securities and Exchange Commission on June 9, 2006.

     As of the date hereof,

     Trinad Capital Master Fund, Ltd. is the beneficial owner of 2,770,932 shares of the Common Stock, representing approximately 11.74% of the Common Stock of the Issuer.

     Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP) and Robert S. Ellin (as a Managing Member of Trinad Advisors GP, LLC and Trinad Management, LLC) may be deemed to be the beneficial owner of 2,770,932 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 11.74% of the Common Stock of the Issuer.

     Trinad Capital LP (as the owner of 90% of the shares of Trinad Capital Master Fund, Ltd.) and Trinad Advisors GP, LLC (as the general partner of Trinad Capital LP), each may be deemed to be the beneficial owner of 90% of the 2,770,932 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 10.57% of the Common Stock of the Issuer.

     Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors GP, LLC disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd.

     Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

     Trinad Management, LLC, and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(ii) The Fund may be deemed to beneficially own 2,770,932 shares of Common Stock, representing approximately 11.74% of the outstanding shares of Common Stock.

(iii) Robert S. Ellin may be deemed to beneficially own 3,159,342 shares of Common Stock, representing approximately 13.39% of the outstanding shares of Common Stock, including: (A) 33,856 shares of Common Stock owned directly by Robert S. Ellin; (B) 2,770,932 shares of Common Stock owned by the Master Fund;
(C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis, a New York corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

     (b)

     Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it, he, or she may be deemed to beneficially own.

     (c)

     The following Reporting Persons have effected the following transactions with respect to shares of the Common Stock since the date of the amendment number 15 to this Schedule 13D:

     On August 11, 2006, the Master Fund purchased 6,000 shares of Common Stock through an open market transaction at a price of $1.425 per share.

     On August 29, 2006, the Master Fund purchased 10,067 shares of Common Stock through an open market transaction at a price of $1.3963 per share.

     On August 30, 2006 the Master Fund purchased 22,000 shares of Common Stock through an open market transaction at a price of $1.428 per share.

     On August 30, 2006, the Master Fund purchased 22,800 shares of Common Stock through an open market transaction at a price of $1.4056 per share.

     On August 31, 2006, the Master Fund purchased 5,000 shares of Common Stock through an open market transaction at a price of $1.4230 per share.

     On August 31, 2006, the Master Fund purchased 25,000 shares of Common Stock through an open market transaction at a price of $1.4306 per share.

     On September 29, 2006, the Master Fund purchased 10,000 shares of Common Stock through an open market transaction at a price of $1.3958 per share.

     On December 5, 2006, the Master Fund sold 100,000 shares of Common Stock through an open market transaction at a price of $1.36 per share.

     On December 7, 2006, the Master Fund sold 100,000 shares of Common Stock through an open market transaction at a price of $1.36 per share.

     On December 14, 2006, the Master Fund sold 100,000 shares of Common Stock through an open market transaction at a price of $1.35 per share.

     On December 15, 2006, the Master Fund sold 100,000 shares of Common Stock through an open market transaction at a price of $1.35 per share.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2006

                                      TRINAD CAPITAL MASTER FUND, LTD.

                                      By: Trinad Capital L.P.

                                      By: Trinad Advisors GP, LLC

                                      By: /s/ Robert S. Ellin
                                      ------------------------------------------
                                      Robert. S. Ellin, Managing Member

                                      /s/ Robert S. Ellin
                                      ------------------------------------------
                                      Robert S. Ellin

                                      /s/ Nancy J. Ellin
                                      ------------------------------------------
                                      Nancy J. Ellin

                                      ATLANTIS EQUITIES, INC.

                                      /s/ Nancy J. Ellin
                                      ------------------------------------------
                                      By: Nancy J. Ellin, President

                                      ROBERT S. ELLIN PROFIT SHARING PLAN

                                      /s/ Robert S. Ellin, Trustee
                                      ------------------------------------------
                                      By: Robert S. Ellin, Trustee

                                      TRINAD CAPITAL MASTER FUND, LTD.

                                      By: Trinad Capital L.P.

                                      By: Trinad Advisors GP LLC

                                      By: /s/ Robert S. Ellin
                                            ------------------------------------
                                            Name: Robert S. Ellin
                                            Title: Managing Member